EXHIBIT 21

SUBSIDIARIES

Subsidiary	State of Incorporation or Organization
Agvestments, Inc. AgraTech Seeds Inc. AgraTrade Financing, Inc. Cross Equipment Company, Inc. GK Finance Corporation GK Peanuts, Inc. GK Pecans, Inc. GK Insurance Company GKX, Inc. Luker Inc.	Georgia Georgia Georgia Georgia Delaware Georgia Georgia Vermont Territory of Guam Georgia